Dolly Varden Silver Announces 2025 Exploration Program
Focused on High-Grade Silver and Gold at Kitsault Valley

VANCOUVER, BC, May 07, 2025 - Vancouver, BC: Dolly Varden Silver Corporation (TSXV: DV) (NYSE American: DVS) (the "Company" or "Dolly Varden") is pleased to announce plans for the fully funded 2025 exploration drilling program at its 100% owned Kitsault Valley Project. The aggressive drill program planned for the Kitsault Valley Project located in the newly emerging southern Eskay Rift sub-basin in northwest BC's Golden Triangle, will consist of a minimum planned 35,000 meters of diamond drilling building on the success of the 2024 program. Drilling will focus on expanding high-grade mineralization at the Wolf and Homestake Silver deposits and will follow up on promising results from numerous exploration targets including Red Point and Moose. The program will also include deep drilling at the Big Bulk copper-gold porphyry target. Drilling will commence in mid-May with four rigs expected to be active throughout the season.

"We are following up on some of the strongest silver and gold intercepts we've seen to date as we grow the known deposits, while also targeting new areas with district-scale potential," said Shawn Khunkhun, President and CEO of Dolly Varden Silver. "The goal for 2025 is to grow the resource base and continue demonstrating the scale of the Kitsault Valley Project."

Figure 1.    Targets for the 2025 Exploration program along Dolly Varden's Kitsault Valley Trend

Program Highlights

Wolf Deposit

At the Wolf Vein, drilling will target the extension of the southwesterly plunging, high grade silver corridor along strike and at depth, with the aim to further expand the zone. Directional drilling technology will again be employed to accurately intersect the steeply dipping vein with priority on aggressive step outs from the furthest west step out drill hole from 2024, DV24-421 that intersected 379 g/t Ag, 0.64% Pb and 0.66% Zn over 21.69 meters, including 1,804 g/t, 4.36% Pb and 3.10% Zn over 1.67 meters (from previous release: January 7, 2025).

Alteration and structural studies recently completed indicate that the vein mineralization at Wolf is becoming consistently more robust with a higher temperature alteration signature towards the southwest extension, as it approaches the projection of the central valley/Moose Lamb, basin bounding fault system that connects through from the Torbrit Silver Deposit. The step out drilling planned for 2025 will target the intersection of the two main structures interpreted to be the source of Wolf silver mineralization.

Figure 2.    2025 Exploration Program Target areas - Wolf long section with 2024 drilling highlighted (from previous release: January 7, 2025)

*Estimated true widths vary depending on intersection angles and range from 50% to 85% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Homestake Silver

Drilling at the Homestake Silver deposit will continue to define and expand the gold and silver-rich plunge zone interpreted utilizing assay results and structural data from the previous season's drilling. Step out drilling from 2024 drillholes HR24-431, which intersected 21.55 g/t Au and 27 g/t Ag over 8.72 meters and drill hole HR24-433 which intersected 35.05 g/t Au and 114 g/t Ag over 2.32 meters (both from previous release: February 3, 2025) will be completed. Also, local infill within the wider high-grade plunge where drillhole HR-437 intersected 21.34 g/t Au and 384 g/t Ag over 2.40 meters (previous release: February 3, 2025) is planned towards resource work.

The program will test the projected trend and the down dip extent of the structurally controlled system, which shows strong continuity and upside.

Figure 3.    Homestake Ridge Longitudinal section looking southwest highlighting previous 2024 results of wide, high-grade plunge and gold zone at Homestake Silver with 2025 target areas. (Results shown from previous release February 3, 2025)

*Estimated true widths vary depending on intersection angles and range from 50% to 85% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated

Moose Vein

The Moose Vein is located 1.5 km north of the Wolf Vein with silver mineralization intersected by drilling in an epithermal vein similar to Wolf. Follow-up drilling will test down-plunge extensions from drill hole DV24-387 that intersected 977 g/t Ag over 5.00 meters, including 3,670 g/t Ag over 0.79 meters (from previous release: Jun 19, 2024).

Red Point

The Red Point target is on the west side of the Kitsault River trending northwest towards the Homestake Ridge deposits 6 kilometers northwest. Red Point is a known broad quartz sericite pyrite alteration zone with high grade gold values within stockwork zones. Reinterpreted downhole structural data highlights high grade structural corridors that will be tested during the 2025 season. Follow-up drilling planned for 2025 will test the extent of the new hypothesis based on drill hole DV24-400 that intersected 21.10 g/t Au over 0.50m, within a broader zone averaging 0.79 g/t Au over 20.15 meters (from previous release: January 7, 2025) from an intense quartz sericite stockwork.

Big Bulk

Located approximately 5 kilometers to the east of the main Kitsault Valley trend, the Big Bulk area is a large, underexplored Cu-Au porphyry system where copper and gold mineralization in stockwork veining has been intersected by previous operators (Anglo Gold Ashanti in 2009 and Libero Copper & Gold Corp in 2021) along the margin of the associated alteration system.  The 2025 program will include deep drilling to test the northeast trending mineralized system based on updated geological interpretation and mapping. The target is prospective for both copper-gold porphyry and skarn-style mineralization, analogous to nearby Red Mountain and KSM deposits.

Figure 4: Locations of Project wide exploration targets for 2025 season with green Hazelton Group rocks shown.

Property Exploration Targets

Exploration targets on both the Homestake Ridge and Dolly Varden properties include targets within the 5.4 km long area between the southern end of Homestake Silver and Wolf Vein, under the mid-valley sedimentary cap rocks. Additionally, geophysical targets west of the Homestake Main deposit will be tested, within parallel basin bounding structures similar to those hosting the Homestake Main and Homestake Silver deposits.

With the recently announced proposed acquisition of the adjacent Kinskuch Project area from Hecla Mining Co. an initial program of geological mapping and reconnaissance of the prospective Jurassic age Hazelton Group rocks of the under explored 30-kilometer eastern Illiance trend and western Surbet (Goliath Resources Ltd.) hosting trend are also planned for the 2025 exploration season, once the acquisition completes later this month. Combined with the results of ongoing data compilation, this planned field work will generate priority drill targets that could be tested later in the 2025 season if timing and budget allow.

Other studies on road access, advanced metallurgy, wildlife, and baseline environmental monitoring as well as field mapping in underexplored areas of the property will be completed.

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30 gram split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project. Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25 kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include: the 2025 drill program at the Kitsault Valley Project; the timing of the 2025 drill program; results of the mineral resource estimate on the project; the potential to grow the Kitsault Valley Project; the potential to expand the mineralization; and our beliefs about the unexplored portion of the property. Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com